CAMINOSOFT CORP.
                          600 Hampshire Road, Suite 105
                           Westlake Village, CA 91361
                                 (805) 370-3100



                                                               January 27, 2005

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Registration Statement on Form SB-2 (File No. 333-119992) of
       CaminoSoft Corp.


Ladies and Gentleman:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-119992 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 26, 2004.

         In view of comments received from the Commission, the Registrant has determined that it is necessary to withdraw the Registration Statement prior to amending the underlying common stock purchase agreement related to the private placement made to one of the selling shareholders. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

         The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

         Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

         If you have any questions or comments regarding the foregoing application for withdrawal, please contact Sheri M. Watts at Troy & Gould PC, legal counsel to the Registrant, on (310) 789-1291. Please provide a copy of the Order consenting to this withdrawal to Ms. Watts by facsimile on (310) 789-1491. Thank you for your assistance.


                                        kind regards,

                                        CAMINOSOFT CORP.

                                        By:  /s/Stephen Crosson
                                             ---------------------------------
                                             Chief Financial Officer